news release

Wavecom selects Zi Corporation as the text input interface for new Open MMI SDK

Zi's eZiTap™ and eZiText® are pre-integrated as standardized text input interfaces in Wavecom's Open MMI software development kit

Cannes, France, February 19, 2003 -  Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced at the 3GSM World Congress 2003 that the company has been selected by Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché: 7306) to provide pre-integrated man-machine-interface (MMI) solutions for original equipment manufacturers (OEMs) in the wireless industry. Zi will provide text input software for Wavecom's Open MMI, a new software development tool which gives OEMs unlimited freedom in the design of innovative user interfaces.

A mobile phone's MMI essentially determines how a user can interact with mobile applications. In a highly competitive market, mobile phone manufacturers are faced with an ongoing need to differentiate their offering, and the development of more sophisticated MMIs is a key method of doing this. MMI development can, however, be costly and time consuming.

"Zi's software provides OEMs with a quality text input interface with the flexibility to customize the MMI and languages as necessary for particular device specifications and market localisations, such as the Chinese market," said Guy Lanrezac, Marketing Director, Wavecom. "Zi was selected to be integrated into Wavecom's new Open MMI for their state-of-the-art predictive text input solutions and broad language expertise worldwide. It is important for us to provide our customers with the latest innovations while reducing their development effort and time-to-market," he added.

"Through this cooperation, Wavecom and Zi will continue to deliver OEMs the latest innovations in intelligent and personalized text input and man-machine interfaces while reducing integration engineering effort and time-to-market for handsets for our customers," said Gary Mendel, vice president of sales and marketing, Zi Corporation. "Our agreement is founded on our previous successful collaborations to deliver intelligent MMI solutions. Recent joint customer delivery successes include Asian OEMs for both Chinese and English interfaces," added Mendel. Zi's advanced text input solutions, eZiTap and eZiText, are pre-integrated in the standard Open MMI software development kit (SDK).

A comprehensive, windows-based development tool, Open MMI includes powerful MMI engines, a mature GSM/GPRS core software, reference source code and a comprehensive set of PC tools and add-on features within a single environment. It provides a fast, easy and sure way for manufacturers to develop or customise user interfaces, from conception right through to production. Open MMI enables even non-technical specialists to create new user interfaces for an existing handset, for example, altering logos and menu icons or even adding new languages. Products are quickly given the unique, feature-rich looks needed to stand out from the competition.

Zi Corporation's text input solutions, eZiTap and eZiText, provide unique features to optimize text entry and language input on wireless communication devices. Incorporating eZiTap and eZiText into mobile devices enables OEMs and telecom carriers to provide consumers with richer, more personalized text input experiences. eZiTap is a unique combination of multi-tap, prediction and learning functions that enables the dynamic creation of vocabulary. eZiText provides faster and more efficient text messaging through truly predictive-one touch entry and word completion, coupled with the ability to learn from a person's usage patterns and behavior.

Wavecom and Zi Corporation have exhibition stands at the 3GSM World Congress from February 18 to 21, 2003 in Cannes, France. Visit Wavecom at stand B25 in Hall 1 and Zi Corporation at stand E21 in Hall 2 during the exhibition.

About Wavecom
 Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom (www.wavecom.com) has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totalled € 551.1 million in 2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marché 7306) in France and on the NASDAQ (WVCM) exchange in the U.S.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™ is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this news release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation and Wavecom do not assume any obligation to update such forward-looking statements.

For more information on Wavecom, please contact:

Asia Ann Hung/Diana Pong Ruder Finn Asia Limited Tel. +852 2521 0800 hunga@ruderfinn.com.hk pongd@ruderfinn.com.hk	UK Kate Gordon/Daniel Baber Ruder Finn UK Tel. +44 (0)20 7462 8900 kgordon@ruderfinn.co.uk dbaber@ruderfinn.co.uk

USA (general) Patrick Hall The Townsend Agency Tel. +1 (858) 457-4888; ext. 112 phall@townsendagency.com

For more information on Zi Corporation, please contact:

Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: +1 (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: +1 (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries: Allen & Caron Inc Len Hall Phone: +1 (949) 474-4300 E-mail: len@allencaron.com